SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 1, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on September 1, 2004

Amsterdam • 1 September 2004

ING-Capital Group Joint Venture Expands to Beijing

ING Group N.V. (ING) and Capital Group today announced that their joint venture, ING Capital Life Insurance Company (ICLIC), has received approval from the China Insurance Regulatory Committee (CIRC) to establish a branch office in Beijing.

The ICLIC Beijing Branch will initially employ up to 300 tied-sales agents, and offer a mix of traditional life and personal accident policies to customers. Operations are due to commence in the first quarter of 2005 and the ICLIC Beijing branch is expected to employ up to 1,000 agents by the end of the year. ICLIC Beijing intends to increase the product range to include universal life products and group insurance following recent deregulation.

ING and Capital Group originally established its ICLIC joint venture in December 2002 in Dalian, North East China. The company is currently capitalised at RMB500 million. Since operations began, the company has grown substantially and is ranked a top three player in Dalian in terms of individual new business, with 220 employees and 1,600 tied-sales agents. In addition to Dalian, it is also selling policies in the neighbouring counties of Pulandian, Wafangdian, Zhuanghe, and the Jinzhou Economic Development Zone.

The Beijing market saw growth in 2003 of 24.8 per cent to reach total life insurance premium income of EUR 2.25 billion. ING expects that the premium growth rate will continue to remain strong.

Michel Tilmant, ING Group Chairman, stated: “With permission to set up a branch in the highly important market of Beijing, ING’s insurance activities are present in four major cities across China – Beijing, Dalian, Guangzhou and Shanghai. I am confident that by leveraging ING’s global expertise and the unique local strength brought by our partner, Capital Group, we will be able to set the standard for financial services in Beijing.”

Mr Patrick Poon, CEO of Greater China, ING Insurance Asia/Pacific stated: “We are delighted with the success of ING Capital Life, and we view the approval to establish a branch in Beijing as a significant development in the growth and expansion of our joint venture. As deregulation in the industry continues and the product mix expands, we look forward to leveraging ING’s expertise to launch new, innovative products into the marketplace”.

The approval to establish a branch in Beijing will allow ICLIC to apply for an operational licence within a six months period from the CIRC, and subsequently a business licence from the Beijing City Administration Bureau of Industry and Commerce.

     Press enquiries: ING Asia/Pacific
     Debbie Brand, ING Group, +31 (0) 20 541 65 26, debbie.brand@ing.com
     Sheel Kohli, ING Asia/Pacific, +852 9100 8576, sheel.kohli@asia.ing.com
Karen Williams, ING Asia Pacific, +852 2913 8536, karen.williams@asia.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ R. Nijsen
R. Nijsen General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: September 1, 2004